Contact

www.linkedin.com/in/spencer-martin-a2921735 (LinkedIn)

Top Skills

Sourcing
Financial Reporting
New Business Development

Spencer Martin

Founder, Sonic Power
Chapel Hill, North Carolina, United States

Experience

Sonic Power

Founder, CEO
August 2022 - Present (1 year 7 months)

Jame Technology Corp., Ltd

2 years 1 month

Advisor
September 2022 - June 2023 (10 months)

General Manager, USA
June 2021 - September 2022 (1 year 4 months)

World leading tech accessories manufacturer. Listed company on the Shenzhen stock exchange, 300868:CH with $100M+ annual revenue.

Magic Leap

3 years 2 months

Lead Product Manager, Accessories
January 2019 - May 2020 (1 year 5 months)
Miami/Fort Lauderdale Area

LEAPTOP. IYKYK...

Global Strategic Sourcing Manager
April 2017 - December 2018 (1 year 9 months)
Miami/Fort Lauderdale Area

TK Group (Holdings) Limited

Business Development Manager
May 2013 - April 2017 (4 years)
San Francisco Bay Area

World leading plastic injection molding manufacturer. Public listing on the Hong Kong stock exchange.

Customers Served: GoPro, Jawbone, Fitbit, eero, NJOY Electronic Cigarettes

Education

Virginia Tech
Pamplin College of Business, Economics

Dulaney High School
Public School

SOAP Health

Pakible